VIA EDGAR SUBMISSION

November 8, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Mast

Daniel Gordon

RE:	SpringWorks Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-39044

To the addressees set forth above:

On behalf of SpringWorks Therapeutics, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated October 13, 2023 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), relating to the financial statements and related disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (“2022 Form 10-K”), as filed on February 28, 2023. For your convenience, we have repeated and numbered the comments from the October 13, 2023 letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 28, 2023

Notes to the Consolidated Financial Statements

Management's Discussion and Analysis

Results of Operations

Research and development expenses, page 107

1.	You disclose on page 7 that you have multiple product candidates with different indications and on page 105 you state that you track external research and development expenses on a program-by-program basis. Please provide us, and confirm you will disclosure in future filings, a table which disaggregates external research and development expense by program. Include other line items in the table, as necessary, including any amounts that are not allocated, with the total reconciling to the amount on the Income Statement.

Company Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and undertakes to provide the requested detail for research and development expenses by program as shown below, to the extent such spend is attributable to a specific program. In addition, the Company will provide a breakdown of research and development expenses consistent with the following tabular and narrative disclosure in its future filings with the SEC, where applicable, beginning with the Company’s Form 10-K for the year ending December 31, 2023.

Research and Development Expenses

We track research and development expenses on a program-by-program basis to the extent such spend is attributable to a specific program. Our research and development expenses by program for the periods presented were as follows:

(in thousands)	2023	2022	2021
Program specific costs
Nirogacestat	$-	$48,944	$29,101
Mirdametinib	-	23,644	17,454
Upfront Payments	-	-	11,250
Other	-	10,603	2,319
Total program specific costs	-	83,191	60,124
Non-program specific costs	-	62,931	41,552
Total research and development expenses	$-	$146,122	$101,676

10. License and Collaboration Agreements, page 135

2.	For your EGFR and TEAD license agreements, please provide us proposed disclosure which will be disclosed in future filings regarding the specific terms of each agreement, including, as applicable, the amount of the upfront payment, milestone payments disaggregated into the nature of each milestone, and the royalty rate or range that does not exceed a ten point range.

Company Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and undertakes to provide the following disclosure for the EGFR and TEAD license agreements in its future filings with the SEC, where applicable, beginning with the Company’s Form 10-K for the year ending December 31, 2023:

TEAD inhibitor portfolio license agreement

In May 2021, the Company announced an exclusive worldwide license agreement with Katholieke Universiteit Leuven, or KU Leuven, and the Flanders Institute for Biotechnology, or VIB, pursuant to which the Company in-licensed a portfolio of novel small molecule inhibitors of the TEA Domain, or TEAD, family of transcription factors, designed for the potential treatment of biomarker-defined solid tumors driven by aberrant Hippo pathway signaling. Under the terms of the agreement, the Company made an upfront payment of $11 million to KU Leuven and VIB, which was recorded as research and development expense in the consolidated statement of operations. Pursuant to the terms of the agreement, KU Leuven and VIB are also eligible to receive, in the aggregate, up to $120 million in development milestones, up to $165 million in commercial milestones, and tiered single-digit percentage royalties based on any net sales of products developed based on the in-licensed technology.

EGFR inhibitor portfolio license agreement and sponsored research agreement

In October 2021, the Company announced an exclusive worldwide license agreement with Dana-Farber Cancer Institute, or Dana-Farber, pursuant to which the Company in-licensed a portfolio of novel small molecule inhibitors of Epidermal Growth Factor Receptor, or EGFR, designed for the treatment of EGFR-mutant lung cancers. Under the terms of the agreement, the Company made an upfront payment of $0.25 million to Dana-Farber, which was recorded as research and development expense in the consolidated statement of operations. Pursuant to the terms of the agreement, Dana-Farber is also eligible to receive up to $2.25 million in development milestones, up to $39 million in commercial milestones and single-digit percentage royalties based on any net sales of products developed based on the in-licensed technology.

Concurrent with this license agreement with Dana-Farber, the Company entered into a multi-year sponsored research agreement with Stanford Medicine to fund continued research and development in a laboratory at Stanford Medicine as well as collaborating laboratories at Dana-Farber. This sponsored research agreement is intended to support lead optimization and translational biology efforts as the EGFR inhibitor portfolio advances towards development candidate nomination.

SpringWorks Therapeutics, Inc. is committed to fully complying with the SEC disclosure requirements. Please do not hesitate to contact me by telephone at (203) 727-7088 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Francis I. Perier, Jr.
Chief Financial Officer

cc: Saqib Islam, SpringWorks Therapeutics, Inc.